

25002299

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III ✗

SEC FILE NUMBER
8-16586

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PineBridge Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

65 East 55th Street

(No. and Street)

New York   **NY**   **10022**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Russo   **646-857-8623**   william.russo@pinebridge.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLC

(Name – if individual, state last, first, and middle name)

733 Third Ave   **New York**   **NY**   **10017**

(Address)   (City)   (State)   (Zip Code)

09/29/2003   **274**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Russo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PineBridge Securities LLC _____, as of 12/31 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York
County of Westchester

Jessica Barkley
Commission#: 01BA0026020
Notary Public, State of New York
My Commission Expires: June 20, 2028

Notary Public

Signature: _W. Russo_

Title:
Vice President, Finance-Treasurer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2024

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Index
December 31, 2024

 **EISNERAMPER**

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
PineBridge Securities LLC

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) PineBridge Securities LLC (the "Company") does not claim an exemption under 17 C.F.R. § 240.15c3-3; and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 25, 2025

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	517,546
Prepaid expenses		102,392
Total Assets	$	619,938
LIABILITIES		
Accounts payable and accrued expenses	$	21,750
Total Liabilities		21,750
MEMBER'S EQUITY		
Member's equity		598,188
Total Member's Equity		598,188
Total Liabilities and Member's Equity	$	619,938

The accompanying notes are an integral part of the statement of financial condition.

PineBridge Securities LLC

(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Notes to Statement of Financial Condition
December 31, 2024

1. Business and Organization

PineBridge Securities LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of PineBridge Investments Holdings US LLC (the "Parent" or "Member"), whose ultimate parent is Pacific Century Group, a Hong Kong based private investor group. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as placement agent for private funds in the United States. There are no employees in the Company.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash includes cash held in a non-interest bearing account. Cash as of December 31, 2024 was $517,546.

Distribution Fees

The Company earns Distribution fees by acting as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services irrespective of the success of the offering of securities.

The Company's Distribution fee revenue is for performance obligations related to a monthly standing services arrangement, and the Company recognizes its revenue pertaining to this performance obligation over the passage of time. A time-elapsed output method is used to measure progress. The Company has determined that this method provides a faithful depiction of the transfer of services to the customer. For performance obligations recognized in accordance with a time-elapsed output method, the Company's efforts are expended on a when-and-if available basis.

Fair Value of Financial Instruments

At December 31, 2024, the carrying value of the Company's Cash approximates its fair value and is considered a Level I asset. Accounts payable and accrued expenses are placed in Level II of the fair value hierarchy.

3. Income Taxes

The Company is a wholly owned, disregarded entity of PineBridge Investments Holdings US LLC. The tax obligations of the Company are passed through to their owners and are not the responsibility

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Notes to Statement of Financial Condition
December 31, 2024

of the single member LLC. As a result, the Company is not required to provide for an Income Tax provision.

4. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2024, the Company's net capital was $445,796 above its required net capital of $50,000. The Company's aggregate indebtedness to net capital percentage was 4.39%.

The Company is an introducing broker-dealer and does not carry customer accounts. This exempts the Company from the provisions of SEC Rule 15c3-3 under Footnote 74.

5. Related Parties

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All revenue generated by the Company was derived from a related party. The following is a summary of related party transactions.

- The Company has a service agreement with PineBridge Investments LLC ("PBI"), a wholly owned subsidiary of the Parent, whereby the Company will act as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services.
- During the year ended December 31, 2024, the Parent allocated support expenses for the Company.
- During the year ended December 31, 2024, PBI allocated compensation and benefit expenses to the Company.

Due to the above related party transactions, the financial condition of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

6. Concentrations of Credit Risk

The Company's cash is held at a major U.S. based money center bank with a credit rating of A+ at December 31, 2024. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation ("FDIC") coverage amounts; therefore, the Company is subject to a concentration of credit risk with this major U.S. based money center bank. The Company regularly monitors the credit ratings of the U.S. bank to mitigate the credit risk that exists with the balances not protected by FDIC insurance.

7. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.


EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Member of
PineBridge Securities LLC

SEC Mail Processing

MAR 0 3 2025

Washington, DC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of PineBridge Securities LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 25, 2025



SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:	
MEMBER NAME	SEC No.
PINEBRIDGE SECURITIES LLC	8-16586
For the fiscal period beginning ____1/1/2024____ and ending ___12/31/2024___	

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 600,000.00

2 Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

  b Net loss from principal transactions in securities in trading accounts.   _____

  c Net loss from principal transactions in commodities in trading accounts.   _____

  d Interest and dividend expense deducted in determining item 1.   _____

  e Net loss from management of or participation in the underwriting or distribution of securities.   _____

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.   _____

  g Net loss from securities in investment accounts.   _____

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 600,000.00

4 Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.   _____

  b Revenues from commodity transactions.   _____

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

  d Reimbursements for postage in connection with proxy solicitations.   _____

  e Net gain from securities in investment accounts.   _____

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

  h Other revenue not related either directly or indirectly to the securities business.   _____

    Deductions in excess of $100,000 require documentation

5 a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income   _____

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)   _____

  c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**	$ 600,000.00
8	Multiply line 7 by .0015. This is your **General Assessment.**	$ 900.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed _2024_ SIPC-6 or 6A	$ 450.00

11 a Overpayment(s) applied on all _2024_ SIPC-6 and 6A(s) $ 0.00
   b Any other overpayments applied $ 0.00
   c All payments applied for _2024_ SIPC-6 and 6A(s) $ 450.00
   d Add lines 11a through 11c $ 450.00

12	**LESSER** of line 10 or 11d.	$ 450.00

13 a Amount from line 8 $ 900.00
   b Amount from line 9 $ 0.00
   c Amount from line 12 $ 450.00
   d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.** $ 450.00

14	Interest (see instructions) for ___0___ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.	$ 450.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-16586	Designated Examining Authority DEA: FINRA	FYE 2024	Month Dec
MEMBER NAME MAILING ADDRESS	PINEBRIDGE SECURITIES LLC ATTN LOUIS ALMERINI 65 EAST 55TH ST PARK AVE TOWER NEW YORK, NY 10022		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PINEBRIDGE SECURITIES LLC	William Russo
(Name of SIPC Member)	(Authorized Signatory)
1/22/2025	william.russo@pinebridge.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.